April 28, 2017

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

This letter confirms that Michael LaGatta, Ken Murphy and Joann Harris are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Form ID Acknowledgements, on my behalf. This authorization and designation shall be valid until December 31, 2019.

Very truly yours,

/s/ Richard P. Schifter
Richard P. Schifter